UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934*

                National American University Holdings, Inc.

                            (Name of Issuer)

                              Common Stock

                     (Title of Class of Securities)


                                63245Q105
                             (CUSIP Number)

                            April 14, 2016

        (Date of Event Which Requires Filing of this Statement)

                        N. Vincent Pulignano III
                             Nelson Mullins
                          50 North Laura Street
                                41st Floor
                      Jacksonville, Florida  32202
                             (904) 665-3604

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [_] Rule 13d-1(b)
       [x] Rule 13d-1(c)
       [_] Rule 13d-1(d)


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).







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                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.:  63245Q105
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    Michael Joseph Hillyard
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
------------------------------------------------------------------------------
	                                      5  SOLE VOTING POWER
                                                 110,542
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  1,094,376
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   110,542
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 1,094,376
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,204,918
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.0%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------


			      SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.:  63245Q105
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    Cara Marie Hillyard
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
------------------------------------------------------------------------------




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                                              5  SOLE VOTING POWER
                                                 72,645
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  1,094,376
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   72,645
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 1,094,376
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,167,021
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.8%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------

Item 1.

          (a) The name of the Issuer is National American University Holdings, Inc.

          (b) The Issuer's principal executive offices are located at 5301 South Highway 16, Rapid City, South Dakota 57701.

Item 2.

          (a) This Schedule 13G is filed by Michael Joseph Hillyard on behalf of the group.

          (b) The principal business address for Michael Joseph Hillyard is 5378 Chandler Bend Drive, Jacksonville, Florida 32224.

          (c)  Michael Joseph Hillyard is a citizen of the United States.

          (d) This Schedule 13G relates to the common stock of the Issuer, par value $.0001 per share.

          (e)  The CUSIP number of the common stock is 63245Q105.

Item 3.

          Not applicable

Item 4.

          (a)  Amount beneficially owned:

	       1)  Michael Joseph Hillyard:        1,204,918

               2)  Cara Marie Hillyard:            1,167,021

                              Total:               1,277,563 shares

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          (b)  Percent of class:

	       1)  Michael Joseph Hillyard:        5.0%

               2)  Cara Marie Hillyard:            4.8%

                              Total:               5.3%


          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                     1)  Michael Joseph Hillyard:        110,542

               	     2)  Cara Marie Hillyard:            72,645

                                    Total:               183,187

              (ii)  Shared power to vote or to direct the vote:

                     1)  Michael Joseph Hillyard:        1,094,376

               	     2)  Cara Marie Hillyard:            1,094,376

                                    Total:               1,094,376

             (iii)  Sole power to dispose or to direct the disposition of:

                     1)  Michael Joseph Hillyard:        110,542

               	     2)  Cara Marie Hillyard:            72,645

                                    Total:               183,187

              (iv)  Shared power to dispose or to direct the disposition of:

                     1)  Michael Joseph Hillyard:        1,094,376

               	     2)  Cara Marie Hillyard:            1,094,376

                                    Total:               1,094,376


Michael Joseph Hillyard - Voting and Dispositive Power
----------------------------------------------

          Michael Joseph Hillyard has sole voting and dispositive power over 110,542 shares that he holds directly in his IRA accounts.

          Mr. Hillyard has shared voting and dispositive power with respect to the 1,094,376 shares held jointly by him and his wife, Cara Marie Hillyard.


Michael Joseph Hillyard - Beneficial Ownership
--------------------------------------

          The beneficial ownership total of Michael Joseph Hillyard shown above includes: (i) 105,005 shares that he holds in his traditional
IRA, (ii) 5,537 shares that he holds in his self-employment IRA, and (iii) 1,094,376 shares that he holds jointly with Mrs. Hillyard.

Cara Marie Hillyard - Voting and Dispositive Power
----------------------------------------------

          Cara Marie Hillyard has sole voting and dispositive power over 72,645 shares that she holds directly in her traditional IRA.

	  Mrs. Hillyard has shared voting and dispositive power with respect to the 1,094,376 shares held jointly by her and her husband, Michael Joseph Hillyard.


Cara Marie Hillyard - Beneficial Ownership
--------------------------------------

	  The beneficial ownership total of Cara Marie Hillyard shown above includes: (i) 72,645 shares that she holds in her traditional IRA and
(ii) 1,094,376 shares that she holds jointly with Mr. Hillyard.



Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Michael Joseph Hillyard
	  Cara Marie Hillyard

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under section 240.14a-11.

                               SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2016.


                                     /s/ Michael Joseph Hillyard
                                     ---------------------------------
                                     Michael Joseph Hillyard


                                     /s/ Cara Marie Hillyard
                                     ---------------------------------
                                     Cara Marie Hillyard


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